Exhibit 1.01

JBT Corporation

Conflict Minerals Report

For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). Unless otherwise specified or indicated by the context, JBT Corporation, JBT, we, us, our and the Company refer to John Bean Technologies Corporation and its subsidiaries. In accordance with the Rule, the information presented in this report does not include products manufactured by businesses acquired after May 1, 2013.

JBT has reason to believe that some of the 3TGs 1 present in its supply chain may have originated in the Democratic Republic of the Congo or an adjoining country (collectively referred to as the “Covered Countries”). We are unable to determine the origin of the 3TGs in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report (CMR) as an Exhibit to Form SD. In accordance with the instructions to Form SD, this CMR has not been audited by an independent private sector auditor.

Forward Looking Statement

This report and other materials filed by JBT, as well as information in oral statements or other written statements made or to be made by us, contain statements that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by the use of “seeks”, “approximately”, “predicts”, “intends”, “outlook”, “believes”, “expects”, “potential”, “continues”, “may”, “will”, “should”, “plans”, “estimates”, “anticipates”, “foresees” or the negative version of those words or other comparable words or phrases. Any forward-looking statements contained in this report are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking statements are information of a non-historic nature and are subject to risks and uncertainties that are beyond the Company’s ability to control. These risks and uncertainties are described under the caption “Risk Factors” in the Company’s Annual Report on the Company’s website. The Company cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements.

1. Company Overview

We are a global technology solutions provider for the food processing and air transportation industries. We design, manufacture, test and service technologically sophisticated systems and products for customers through our FoodTech and AeroTech segments.

FoodTech markets its solutions and services to multi-national and regional industrial food processing companies. The product offerings of our FoodTech businesses include:

• freezer solutions for the freezing and chilling of meat, seafood, poultry, ready-to-eat meals, fruits, vegetables, dairy and bakery products;

1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives, tin, tungsten and tantalum are hereinafter referred to collectively as “3TGs.”

• protein processing solutions that portion, coat, fry and cook poultry, meat, seafood, vegetable and bakery products;

• in-container processing solutions for the filling, closing and sterilization of fruits, vegetables, soups, sauces, dairy and pet food products as well as ready-to-eat meals in a wide variety of modern packages;

• fruit and juice processing solutions that extract, concentrate and aseptically process citrus, tomato and other fruits, vegetables and juices; and

• automatic guided vehicles for material handling in the food & beverage, manufacturing, warehouse, automotive, hospital, and printing industries.

AeroTech markets its solutions and services to domestic and international airport authorities, passenger airlines, airfreight and ground handling companies and military forces. The product offerings of our AeroTech businesses include:

• ground support equipment for cargo loading, aircraft de-icing and aircraft towing;

• gate equipment for passenger boarding, on the ground aircraft power and cooling;

• airport services for maintenance of airport equipment, systems and facilities; and

• military equipment for cargo loading, aircraft towing, aircraft power and on the ground aircraft cooling.

Our products may contain conflict minerals within the following components:

●	Tantalum, used in capacitors
●	Tin, used in soldered components
●	Tungsten, used in coatings, alloys, heating elements and electrodes
●	Gold, used in circuit boards, electrodes and electronic components

Our policy regarding Conflicts Minerals is posted on our website under “Investor Relations” “Corporate Governance” and may be accessed via the following link: http://ir.jbtcorporation.com/governance.cfm

2. Description of Reasonable County of Origin Inquiry (RCOI) and RCOI Conclusion

We engaged Assent Compliance Inc. (Assent) to assist in developing our approach to determine reasonable country of origin. Assent is a recognized software and consulting provider supporting companies’ regulatory compliance.

JBT’s RCOI employed a combination of measures to determine whether the necessary 3TGs in JBT products originated from the Covered Countries. JBT’s primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey through Assent with direct JBT suppliers using the EICC-GeSI Conflict Minerals Reporting Template (CMRT).

JBT began its scoping process by compiling a list of suppliers for JBT’s businesses that were likely to provide materials that might contain 3TGs. This list was then filtered to remove:

●     Service Providers/Suppliers

●     Indirect Materials Suppliers

●     Inactive Suppliers (minimum 1 year since last purchase)

The first two questions in the CMRT used for JBT’s supply chain survey allowed for further scoping as they ask suppliers whether any of the 3TGs are intentionally added and if they are necessary to the functionality or production of their products. Assent conducted additional analysis of the supply chain and in combination with supplier feedback, it was discovered that 90% of the suppliers surveyed remained in scope.

JBT surveyed its suppliers via the Assent Compliance Manager, a software platform licensed by JBT to log and track supplier communications. This platform also allows suppliers to upload completed CMRTs directly to the platform for assessment and management.

Assent communications included training and education on the completion of the CMRT to assist suppliers in accurately completing the survey questions in the CMRT.

All of these communications were monitored and tracked in Assent's system for future reporting and transparency.

JBT’s survey process with Assent includes automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. This data validation is based on the construction and relationship of the questions submitted to the suppliers in the CMRT. Suppliers must provide the minimum responses to the CMRT in order to determine the scope of applicability of the remaining CMRT questions – this aligns with the design of the CMRT itself. The remainder of the questions are then automatically assessed for consistency. All submitted forms are accepted and classified as valid or invalid so that data is still retained. Suppliers are contacted in regards to invalid forms and are encouraged to resubmit a valid form. As of May 1, 2015, there were 84 invalid supplier submissions.

As a result of its assessment, JBT has concluded in good faith that during 2014:

a)	JBT has manufactured or contracted to manufacture products as to which 3TGs are necessary to the functionality or production of such products.
b)

Based on its RCOI, JBT knows or has reason to believe that a portion of its necessary 3TGs originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary 3TGs may not be from recycle or scrap sources.

3. Due Diligence Process and Results

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Certain of the responses provided by suppliers to the CMRT included the names of smelters or refiners. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the Conflict-Free Sourcing Initiative (CFSI), the United States Department of Commerce (DoC) and the London Bullion Market Association (LBMA) and, if a supplier indicated that the facility was certified as “Conflict-Free,” Assent confirmed that the name was listed as such by CFSI. Assent using the sources above have validated 303 smelters and refiners (SORs). Of those 303 SORs, 18 are known to be sourcing from the covered countries and are certified conflict free. Going forward, Assent is continuing to validate additional SORs from the submitted CMRTs.

Many of JBT’s surveyed suppliers are still unable to provide the smelters or refiners used for materials they supplied to us. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs.

As noted above, the current efforts focus on gathering smelter information via the CMRT and, as the program progresses, requiring full completion of all necessary smelter identification information which will enable the validation and disclosure of the smelters as well as the tracing of the 3TGs to their location of origin. Seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TGs in our supply chain.

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelters not being certified DRC conflict-free pose a risk to the supply chain.

In the Assent Compliance Manager (the software used in conjunction with the services of our third party service provider), risk is classified as either High, Medium or Low; this Risk rating is generated based on 3 scoring criteria:

●	Regulated Body: this assesses whether the smelter has an associated regulated body number (Smelter CID Number is the primary method).

●	Proximity:
o

Level 1 Country: Countries with known active ore production for tin or tantalum that are not identified as conflict regions or plausible countries of smuggling or export of tin or tantalum containing materials. For example, a smelter located in North or South America, Australia or Europe.

o

Level 2 Country: Known or plausible countries for smuggling, export out of Level 3 countries, or transit of materials containing tin or tantalum. This currently includes Kenya, Mozambique, and South Africa.

o	Level 3 Country: The Covered Countries.
●	Certification: If the Smelter is certified DRC conflict-free via the CFSI or the LBMA Responsible Gold Programme.

We also calculate supplier risk based on the chances that the supplier provides 3TGs that may originate from non-conflict free sources. The value of this risk is calculated based on the risk ratings of the smelters declared by that supplier on their CMRT.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). At this stage, evaluating and tracking the strength of the program meets the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on the following CMRT questions:

A. Do you have a policy in place that includes DRC conflict-free sourcing?

E. Have you implemented due diligence measures for conflict-free sourcing?

H. Do you verify due diligence information received from your suppliers?

I. Does your verification process include corrective action management?

When suppliers meet or exceed those criteria, they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including (1) seeking information about 3TG smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding CFSI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable.

4. Management Systems

As described above, JBT has adopted a Conflict Minerals policy which is posted on our website at http://ir.jbtcorporation.com/governance.cfm.

Internal Team

JBT has established a management system for conflict minerals. Our management system includes a Conflict Minerals team sponsored by JBT’s executive management, as well as engineering and sourcing resources within JBT’s business segments. The Conflict Minerals Team includes subject matter experts from relevant functions such as:

●	Controller

●	General Counsel

●	Manager, Corporate Sourcing and Logistics

The team of is responsible for implementing our conflict minerals compliance strategy and is led by the Company’s Executive Vice President and Chief Financial Officer. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control systems

With respect to the OECD requirement to strengthen engagement with suppliers, we have, through Assent, provided education on the conflict minerals regulation as well as the expectations for a continued business relationship, and leveraged the existing communications within the Company, specifically procurement, to encourage their interactions with Assent as well as understand the goals of our due diligence process. Feedback from this engagement will allow us to enhance the training, focus and adapt it to each user’s needs. It has also allowed for our supplier communications to be more focused and ensure expectations are clear going forward.

We have an ethics hotline whereby employees and suppliers can report violations of JBT’s policies. Employees are encouraged to reports concerns about compliance with policies to their managers, their human resources representative or company counsel unless they prefer to remain anonymous and utilize the hotline.

We have adopted a policy to retain relevant documentation. Documentation will be retained for a period of five years based on OECD guidance.

5. Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners and do not presently perform or direct audits of these entities within our supply chain. JBT depends on audits performed and submitted to the CFSI for conflict-free certifications.

6. Risk Response Strategy

In response to this risk assessment, JBT has a risk management plan, through which the conflict minerals program is implemented, managed and monitored.

As part of our risk management plan, to ensure suppliers understand our expectations we have provided both video, recorded training and documented instructions through Assent’s compliance supply chain staff. As the program progresses, contacts via email and phone by JBT business segments may be utilized to communicate the importance of a response via CMRTs to Assent and the required cooperation for compliance without conflict minerals policies will be emphasized.

We expect any of our suppliers that we have reason to believe are supplying us with 3TGs from sources that may support conflict in the covered countries to establish an alternative source of 3TGs that does not support such conflict, as provided in the OECD guidance. During 2014, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

7. Risk Mitigation and Program Improvement Steps

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the Covered Countries:

a. Include a conflict minerals flow-down clause in new or renewed supplier contracts (part of terms and conditions).

b. Continue to engage our entire supplier base to request information in line with the standards noted, including:

●	Working with suppliers to move to the CMRT 4.0 where new smelter IDs have been assigned
●	Requiring the use of smelter identification numbers. Supplier responses will not be considered complete without identification numbers.
●	Suppliers will also be requested to inform JBT of the correlation between these smelters and the products and parts they supply to JBT.
●	A comparison of these facilities to the CFSI list of smelters

c. Engage with suppliers through Assent and provide training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

d. Engage any of our suppliers found to be supplying us with 3TGs from sources that support conflict in the Covered Countries to establish an alternative source of 3TGs that does not support such conflict.